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COPA AIRLINES TAKES DELIVERY OF NEW BOEING AIRCRAFT
Copa’s fleet, one of the youngest in the Americas, now includes 40 aircraft

PANAMA, June 9, 2008 - Copa Airlines, subsidiary of Copa Holdings, S.A. (NYSE: CPA), today announced it has taken delivery of a new Boeing 737-800 aircraft, the seventh 800 series aircraft in its fleet. Copa’s fleet, which now consists of 27 Boeing 737 Next Generation aircraft and 13 Embraer-190 aircraft, is one of the youngest in the Americas, with an average age of 3.9 years.
The Boeing 737-800 is the largest airplane in Copa’s fleet, with seating capacity for 160 passengers -- 16 in Business Class (Clase Ejecutiva) and 144 in the main cabin. The comfortable aircraft has a spacious interior, with large overhead compartments, reclining seats with headrests and a 12-channel audio-video entertainment system.
“The Boeing 737 not only allows us to increase our capacity and reach, but its high-tech features such as ‘winglets’ help us save on fuel and reduce airport noise levels,” said Pedro Heilbron, CEO of Copa Airlines. “Our investment in technology, our extensive route network, and our excellent service make Copa Airlines the best option for intra-Latin America travel.”

About Copa Holdings, S.A.
Copa Holdings, through its Copa Airlines and Aero República operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers 126 daily scheduled flights to 41 destinations in 22 countries in North, Central and South America and the Caribbean through its Hub of the Americas based in Panama City, Panama. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. From the U.S., Copa offers nonstop service to Panama 20 times a week from Miami; daily from New York City, Los Angeles and Washington, D.C.; and 12 times a week from Orlando. Copa is an associate member of the Global SkyTeam alliance, giving its passengers access to more than 15,200 daily flights to more than 790 cities in 162 countries. AeroRepublica, the second-largest carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogotá, Bucaramanga, Cali and Medellin. For more information, visit www.copaair.com.